UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 27, 2016



MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On October 27, 2016, Meredith Corporation issued a news release reporting earnings for the first fiscal quarter ended September 30, 2016. The related conference call script is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

(d) Exhibits

99   Conference call script of conversation with analysts on October 27, 2016, concerning news release of the same date which reported earnings for the first fiscal quarter ended September 30, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: October 27, 2016

Exhibit 99



MEREDITH CORP.
FISCAL 2017 FIRST QUARTER
INVESTOR CONFERENCE CALL

Mike Lovell:

Good morning and thanks everyone for joining us. Our call this morning will begin with comments from Chairman and Chief Executive Officer Steve Lacy and Chief Financial Officer Joe Ceryanec. Then we'll turn the call over to questions. Also on the line this morning are Chief Operating Officer Tom Harty, as well as National Media Group President Jon Werther and Local Media Group President Paul Karpowicz to assist in the Q&A portion of our call.

An archive of today's discussion will be available later today on our investor website, and a transcript will follow. Our remarks today will include forward-looking statements, and actual results may differ from forecasts. Some of the reasons why are described at the end of our news release that was issued earlier this morning, and in some of our SEC filings. With that, Steve will begin.

Steve Lacy:

Thank you very much, Mike, and good morning everyone.

Before I discuss our results, as Mike mentioned, joining us on the call today are Tom Harty in his new role as President and Chief Operating Officer and Jon Werther in his new position as the President of our National Media Group. These promotions are part of a very structured and strategic succession planning process that Meredith has successfully executed for many years. Including our Local Media Group President Paul Karpowicz, Chief Financial Officer Joe Ceryanec and Chief Development Officer John Zieser, Meredith continues to benefit from a seasoned and very results-oriented senior leadership team that I believe, in fact, is unmatched in the media industry.

Now for our results: I hope you have had the opportunity to see our news release which was issued earlier today. I'm very pleased to report record first quarter fiscal 2017 earnings of $0.75 per share, that compared to $0.24 in the prior-year period. Excluding special items in the prior-year period, first quarter fiscal 2017 earnings per share grew by 44 percent. Total company revenues increased 4 percent to a record $400 million, while total advertising revenues increased 3 percent to $226 million.

First quarter fiscal 2017 performance was characterized by 4 key elements:

- **First of all, strong growth in Local Media Group revenue, operating profit and EBITDA, driven by record political advertising and retransmission-related revenues.** In addition, local digital advertising revenues increased by more than 20 percent.

- **Second, National Media Group digital advertising revenues increased 15 percent.** Digital advertising revenues accounted for nearly 30 percent of total National Media Group advertising revenues in the quarter.

- **Third, our continued efforts to expand our connection with the individual consumer across Meredith's media platforms.** Magazine readership continues at an impressive 127 million monthly readers. Traffic to our digital and mobile sites grew 13 percent to an average of 81 million monthly unique visitors. Additionally, our television stations delivered a strong July rating book.

- **And finally, ongoing execution of our Total Shareholder Return strategy that continues to emphasize organic growth; investments to scale our reach; and strong cash flow generation.**

Looking more specifically at operating highlights for the quarter:

- **We renewed our licensing agreement with Walmart for three additional years** and that relates to our line of more than 3,000 SKUs of Better Homes and Gardens branded products at more than 4,000 Walmart stores and, of course, on Walmart.com.

- **We introduced a slate of new original digital video programs based on several of our leading brands** including Shape, Allrecipes, Better Homes and Gardens, Martha Stewart Living and Parents. All feature Millennial celebrities and influencers.

- **We unveiled a new broadcast television series based on Allrecipes' Dinner Spinner app** that reaches over 90 million U.S. households weekly. With nearly 20 million downloads, Dinner Spinner is already the world's most popular recipes-planning app. The new *Dinner Spinner, The Show* is sponsored by Panasonic and being promoted across all of Meredith's media platforms.

- **Finally, we launched *Magnolia Journal*, a new lifestyle magazine with popular HGTV television hosts Chip and Joanna Gaines.** It's delivering strong consumer and advertiser response. The *Magnolia Journal* carries a premium cover price and inaugural advertisers include American Standard, Kohler and ConAgra.

Now looking ahead to the second quarter of fiscal 2017, we expect earnings per share to range from $1.18 to $1.23, driven by strong political advertising, that will be partially offset by weaker non-political. Back in late July, we said we expected to generate between $40 and $50 million of political advertising in this cycle. With less than two weeks to go before the election, we, in fact, expect to finish well within that range, and higher than the results recorded in the previous election cycle.

Now I'll turn the discussion over to Chief Financial Officer Joe Ceryanec, for more on our quarterly performance and additional details on our outlook for the second quarter and full-year fiscal 2017.

OPERATING DISCUSSION

LOCAL MEDIA GROUP OPERATING DISCUSSION

<u>**Joe:**</u>

Thanks Steve and good morning everybody, I'll begin with our Local Media Group operating group performance.

Operating profit grew more than 70 percent to $51 million, and EBITDA grew more than 50 percent to $60 million. Revenue growth was strong, up more than 20 percent to $153 million and all of these financial results represent first quarter records.

Political ad revenues were $16 million, up more than 25 percent from the first quarter in the last political cycle. Most of our political revenues were driven by so-called down-ballot races such as U.S. Senate and House elections, gubernatorial contests, and local races.

Spending is particularly heavy in Las Vegas, driven by the presidential election, a close U.S. Senate race to replace the retiring Harry Reid, and by two tight races for the U.S. House. It is also heavy in Missouri, where there is an open seat for governor, and where Senator Roy Blunt is in a tight race for re-election. This is benefiting us at the three stations we own and operate in the St. Louis and Kansas City markets.

In Phoenix, where we have two stations, Senator John McCain is in a closer-than-expected race for re-election and there are two other hotly-contested House races as well as other competitive down-ballot races and referendums.

As we said on our call in July, Presidential election spending historically represents only about 15 percent of our total political revenue, and, in fact, it was only 10 percent in our fiscal first quarter.

Turning to non-political advertising, revenues were down 6 percent to $84 million during the quarter. We saw political crowd-out in certain of the markets I mentioned, and the Summer Olympic Games on NBC also impacted many of our markets. Of our 12 markets, Nashville is the only one where we have an NBC affiliate. It definitely benefited from the Olympics, generating a more than 15 percent increase in non-political revenues.

Other revenues and expenses both increased during the fiscal year, primarily due to growth in retransmission-related revenues that we get from the MVPDs, and higher programming fees paid to the networks.

We expect to see continued growth in other revenues throughout fiscal 2017, as we will be renegotiating 40 percent of our subscriber base in fiscal 2017, while our existing network affiliation agreements remain in place.

NATIONAL MEDIA GROUP OPERATING DISCUSSION

Now turning to the National Media Group, fiscal 2017 first quarter operating profit was $24 million and revenues were $247 million. Operating expenses declined 5 percent, as we continued to pursue operational efficiencies.

Total advertising revenues were $125 million, including a 15 percent increase in digital advertising revenues. Reported ad revenue was down a percent and a half but excluding the impact of More, ad revenues were even with last year. Digital advertising revenue growth was driven by both direct sales and programmatic. On the direct sales side, we're seeing success at creating proprietary ad products based on our premium brands, which is allowing us to build larger and more long-term partnerships with our clients. On the programmatic side, we're seeing improvement in rates in our private and open marketplaces as a result of investments we've made in the last 18 months in technology, data capabilities as well as talent.

Turning to magazine advertising, we increased our share of total magazine advertising revenue to 12 percent from 10.5 percent, according to the most recent data from the Publishers Information Bureau. *SHAPE*, *Rachael Ray Every Day, EatingWell* and *Allrecipes* delivered noteworthy advertising revenue growth. From a category perspective, the prescription drug, food and direct response categories were stronger.

Looking at circulation, revenues were $69 million and circulation profit contribution increased in the low-single digits. Newsstand revenues were up. Subscription revenues declined, due primarily to the closure of *MORE* magazine as well as our ongoing efforts to source magazine subscribers from our own database instead of external agent sources. This strategy increases circulation profit but lowers revenue over time and we expect these factors to continue to affect circulation results throughout fiscal 2017.

Finally, in the first quarter of 2017, along with the renewal of our licensing program with Walmart, we debuted three new licensing programs:

- First, a line of healthy frozen entrées under the EatingWell brand with Bellisio Foods that is selling very well in grocery stores and box stores across the country;

- Next, a collection of clothing under our SHAPE brand that's now available in department stores and sporting goods retailers, women's athletic retailers and gym chains such as Equinox and Power Life Yoga; and

- Third, we launched a line of cookware under the Allrecipes brand currently available on Amazon. It is featured in the *Dinner Spinner* television show as well.

Now as we look at the Companywide financial highlights:

- Our cash flow from operations was up very strong in the quarter and grew to $35 million from $3 million in the prior-year period.

- Total debt was $697 million, our weighted average interest rate was 2.7 percent, with effectively half of our debt fixed at low rates.

- Our leverage ratio was 2.1 to 1 for the trailing 12 months.

OUTLOOK

Now, turning to our outlook as Steve mentioned, we continue to expect full-year fiscal 2017 earnings per share to range from $3.50 to $3.80.

We expect fiscal 2017 second quarter earnings to range from $1.18 to $1.23, compared to $0.72, or $0.80 before special items that we recorded in the prior-year second quarter.

Looking more closely at the second quarter of fiscal 2017 compared to the prior-year period, we expect:

- Local Media Group revenues to be up approximately 25 percent and this increase includes expected political ad revenues between $27 million and $32 million, partially offset by weaker non-political ad revenues.

- We expect total National Media Group revenues to be down in the low-single digits; and

- Total Company revenues to be up in the mid- to high-single digits.

With that, I'll turn it back to Steve to close and then we will open it up for Q&A.

CONCLUSION

Steve:

Thank you very much, Joe. Let me close with what we continue to believe is a compelling investment thesis for Meredith Corporation. The diverse businesses that we own and operate produce consistently strong free cash flow that is driven by:

(1) A great group of television stations in large and faster-growing markets.

(2) Trusted national brands with an unrivaled reach to American women, particularly the growing reach to the upcoming Millennial generation.

(3) A profitable and growing digital business.

(4) A vibrant and growing licensing activities that's based on our very strong National Media brands; and again

(5) A strong and proven management team with a very successful record of generating strong free cash flow and growing shareholder value over time.

With those remarks, we'd be happy to answer any questions you might have.